UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 01)*

Pennymac Mortgage Investment Trust

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70931T103

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	70931T103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Legg Mason Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1,154,260

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1,194,260

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,194,260

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.14%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

CO

CUSIP No.	70931T103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LMM LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

291,248

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

291,248

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

291,248

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.74%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

OO

CUSIP No.	70931T103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Legg Mason Special Investment Trust, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

950,000

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

950,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.68%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV
FOOTNOTES

CO

Item 1.

(a)	Name of Issuer
Pennymac Mortgage Investment Trust

(b)	Address of Issuer’s Principal Executive Offices
27001 Agoura Road Calabasas, CA 91301

Item 2.

(a)	Name of Person Filing
Legg Mason Capital Management,Inc. Legg Mason Special Investment Trust, Inc. LMM LLC

(b)	Address of Principal Business Office or, if none, Residence
100 International Drive Baltimore, MD 21202

(c)	Citizenship
Maryland Delaware

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
70931T103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,485,508

(b)	Percent of class: 8.88%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,445,508

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,485,508

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various accounts managed by the investment advisers identified in Item 8 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the issuer.

The interest of one account, Legg Mason Special Investment Trust, Inc. an investment company registered under the Investment Company Act of 1940 and managed by Legg Mason Capital Management, Inc., amounted to 950,000 shares or 5.68% of the total shares outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

Legg Mason Capital Management, Inc. - investment adviser

LMM LLC - investment adviser

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Legg Mason Capital Management, Inc.

Date: February 15, 2010	By:	/s/ Nicholas C. Milano
Name: Nicholas C. Milano
Title: Chief Compliance Officer

LMM LLC

Date: February 15, 2010	By:	/s/ Nicholas C. Milano
Name: Nicholas C. Milano
Title: Chief Compliance Officer

Legg Mason Special Investment Trust, Inc.

Date: February 15, 2010	By:	/s/ Gregory T. Merz
Name: Gregory T. Merz
Title: Vice President

Footnotes:
This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of each of the reporting person(s)
identified below.

Legg Mason Capital Management, Inc.

By:_/s/_Nicholas C. Milano ____________________________
Nicholas C. Milano
Chief Compliance Officer

LMM LLC

By:_/s/_Nicholas C. Milano ____________________________
Nicholas C. Milano
Chief Compliance Officer

Legg Mason Special Investment Trust, Inc.

By:_/s/_Gregory T. Merz _________________________________
Gregory T. Merz
Vice President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)